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                                                          UNITED STATES
                                               SECURITIES AND EXCHANGE COMMISSION
                                                      WASHINGTON, D.C.  20549

                                                           SCHEDULE 13D

                                             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                                        (AMENDMENT NO. 3)*

                                                  Miller Builder Systems, Inc.
------------------------------------------------------------------------------------------------------------------------------------
                                                         (Name of Issuer)

                                                   Common Stock, $.01 par value
------------------------------------------------------------------------------------------------------------------------------------
                                                  (Title of Class of Securities)

                                                           600404 10 7
                                                  -------------------------------
                                                          (CUSIP Number)

     Howard Friedman, Esq., Schuyler, Roche & Zwirner, Suite 3800, 130 E. Randolph Street, Chicago, IL  60601 (312/565-8394)
------------------------------------------------------------------------------------------------------------------------------------
                 (Name, Address and Telephone number of Person Authorized to Receive Notices and Communications)

                                                         February 4, 1997
                                                  -------------------------------
                                     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
-------
**

The total number of shares of common stock reported as beneficially owned by the Reporting Person is 225,0O0, which constitutes approximately 7.05% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 3,191,791 shares outstanding.




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                                                               Page 1 of 5 Pages

                                 SCHEDULE 13D


CUSIP NO.   600404 10 7                          PAGE  2    OF  5     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ronald L. Chez and Individual Retirement Accounts for the benefit of Ronald L. Chez (###-##-####)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizen
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            223,500
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH               1,500
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        223,500
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                          1,500
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         225,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             7.05%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 5

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned Ronald L. Chez (the "Reporting Person") hereby files this Amendment No. 3 ("Amendment No. 3") to the original Schedule 13D Statement ("Original Statement") dated February 7, 1994, as amended by Amendment No. 1 dated September 6, 1995 and Amendment No. 2 dated November 22, 1995 (the "Schedule 13D") relating to the common stock, $.01 par value per share of Miller Building Systems, Inc., a Delaware Corporation. Unless otherwise indicated herein, all capitalized terms used herein shall have the same meanings ascribed to them in the Schedule 13D. Unless otherwise indicated herein, there are no material changes in the information set forth in the Schedule 13D.

        ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS.

The source and amount of funds used by the Reporting Person to purchase shares of Stock reported in this Statement upon the exercise of options as reported in this Statement are $175,000 of personal funds of the Reporting Person.

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER is hereby amended and restated to read in its entirety as follows as to and giving effect to the transactions reported in this Statement:

        (a) The aggregate number of shares of Stock that the Reporting Person owns beneficially pursuant to Rule 13d-3 of the Act is 223,500, which (together with the 1,500 shares referred to in paragraph (b) of this Item 5) constitutes approximately 7.05% of the outstanding shares of Stock of the Issuer.

        (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the vote and to dispose or to direct the disposition of 208,500 shares of Stock held by individual retirement accounts of which he is the beneficiary. The Reporting Person holds options exercisable for 15,000 shares of Stock (at $4.50 per share) as described in the Schedule 13D. Upon exercise of such options, the Reporting Person would have the sole power to vote or to direct the vote and to dispose or direct the disposition of the shares received upon such exercise.

        The Reporting Person may be deemed to have shared power to vote and dispose with Katherine Chez, his wife, with respect to 1,500 shares of Stock owned by her, and, therefore, he may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims any interest in said shares of Stock owned by Katherine Chez. Mrs. Chez's residence address is 219 East Lake Shore Drive, Chicago, IL

                                                              Page 3 of 5 Pages

60611. Mrs. Chez is a real estate broker. Mrs. Chez has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, Mrs. Chez was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or where such proceeding resulted in a finding of any violation with respect to such laws. Mrs. Chez is a citizen of the United States of America.

        (c) The Reporting Person exercised options to purchase 31,000 shares of Stock at $3.50 per share ($108,500) on January 24, 1997 and exercised the option to purchase 19,000 shares of Stock at $3.50 per share ($66,500) on February 4,
1997). The Reporting Person sold 10,000 shares of Stock for $8.625 per share ($86,250 before broker's commissions and costs) on January 24, 1997; 2,000 shares of Stock for $8,625 per share ($17,250 before broker's commissions and costs) on January 27, 1997; 19,000 shares of Stock for $8.25 per share ($156,750 before broker's commissions and costs) on January 27, 1997; 29,000 shares of Stock for $8.75 per share ($253,750 before broker's commissions and costs) on February 4, 1997; 2,000 shares of Stock for $8.375 per share ($16,750 before broker's commissions and costs) on February 5, 1997; and 3,000 shares of Stock for $8.25 per share ($24,750 before broker's commissions and costs) on February 5, 1997.

        Remaining options held by the Reporting Person to purchase 15,000 shares of Stock are currently exercisable at $4.50 per share. The options which the Reporting Person exercised as set forth above in this Item 5 are those which became exercisable on September 9, 1994 and July 1, 1995 as set forth in the
Schedule 13D. 10,000 shares of the 29,000 shares of Stock sold on February 4, 1997 were held by individual retirement accounts for the benefit of the Reporting Person as were the 5,000 shares of Stock sold on February 5, 1997.

        (d) No person other than the Reporting Person (except Mrs. Chez to the extent of 1,500 shares as set forth above) has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 225,000 shares of Stock owned by the Reporting Person.

        (e) Not applicable.

                                                             Page 4 of 5 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1997





                                            -----------------------------------
                                            Ronald L. Chez





                                                              Page 5 of 5 Pages